

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2010

Mr. Steven G. Rolls
Furniture Brands International, Inc.
1 North Brentwood Blvd.
St. Louis, Missouri 63105

> **Re:** **Furniture Brands International, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 2, 2010**
> **File No. 1-91**

Dear Mr. Rolls:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Results of Operations, page 21

1. We note your references to various items such as sales volume, price discounts, product write-downs, compensation and incentive costs, bad debt expenses, advertising expenses, and professional fees that impacted your results. Please revise future filings to quantify the impact of these factors where practicable.

Critical Accounting Policies, page 28
Intangible Assets, page 29

2. We note your disclosure that the decrease in the fair value of your trade names was primarily caused by an increase in the discount rate applied to the assumed cash flows.

With a view towards future disclosure, please tell us the discount rates you used each period and provide us a specific and comprehensive discussion regarding how you determined the discount rates. Also, please tell us how you determined the impact of a one percent increase in the assumed discount rate. Based on your current disclosures, it appears to us that the additional impairment you recorded in 2009 may be due to factors other than a change in the discount rate.

Retirement Plants, page 30

3. With a view towards future disclosure, please address the following:
   - We note that you decreased your discount rate. Please tell us what underlying factors led you to change your discount rate and if and how that change impacted your benefit estimates.
   - We note that your expected return on plan assets continues to be 7.5%. Please provide us a specific and comprehensive discussion regarding how you determined this rate and if and how you have considered the current economic environment, your actual return rates in recent periods, and changes in plan asset categories in determining your expected return on plan assets.

Item 9A. Controls and Procedures, page 63
(a) Management's Report on Internal Control over Financial Reporting, page 63

4. We note that the conclusion in management's report is given in terms of "disclosure controls and procedures" rather than with respect to internal control over financial reporting. Please provide us with management's conclusion as to the effectiveness of your internal control over financial reporting, as required by Item 308(a) of Regulation S-K. Please prepare future reports accordingly.

Item 15. Exhibits and Financial Statement Schedules, page 66

5. We note that you do not appear to have publicly filed all of the schedules to your credit agreement listed as Exhibit 10.25. Please file your complete credit agreement, including all of its schedules, with your next periodic report or, if you wish, a current report on Form 8-K.

Form 10-Q for the quarterly period ended March 31, 2010

MD&A - Liquidity, page 19

6. We note that you will become subject to certain covenants and restrictions should the excess availability on your ABL fall below various thresholds. If you determine that it is reasonably possible that you will become subject to these covenants and restrictions, please revise future annual and quarterly filings to present, for your most significant and restrictive covenants, your actual ratios and other actual amounts versus the

minimum/maximum ratios/amounts required as of each reporting date. Such a presentation may allow investors to more easily assess and understand your current status and ability to meet your covenants. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tricia Armelin at (202) 551-3747 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Dorine Miller at (202) 551-3711 or Dieter King at (202) 551-3338 with any other questions.

Sincerely,

John Cash
Accounting Branch Chief